SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

             PHARMERICA, INC. F/K/A CAPSTONE PHARMACY SERVICES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                   717135-10-7
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                          (CUSIP      Number)   with   a
                                                     copy to:
Milan A. Sawdei, Esq.                                Peter H. Ehrenberg, Esq.
Bergen Brunswig Corporation                          Lowenstein Sandler PC
4000 Metropolitan Avenue                             65 Livingston Avenue
Orange, California 92868                             Roseland, New Jersey  07068
(714) 385-4000                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 11, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction

         At the closing described in a purchase agreement (the "Purchase Agreement"), dated as of November 8, 1998, among the Reporting Person, Counsel Corporation (the "Canadian Seller"), a wholly-owned subsidiary of the Canadian Seller (the "US Seller"), and Stadtlander Drug Co., Inc. ("Stadtlander"), the Reporting Person will acquire 100% of Stadtlander. Pursuant to the Purchase Agreement and as a material inducement and condition to the willingness of the Reporting Person to agree to the terms of the Purchase Agreement, the Canadian Seller agreed, with respect to the shares of the Common Stock of PharMerica, Inc. (the "Issuer") that it (and its subsidiaries) currently beneficially owns or may in the future beneficially own or otherwise hold (the "Subject Issuer Shares"), that, from the date of such Purchase Agreement: (i) without the prior written consent of the Reporting Person, until December 31, 1999, the Canadian Seller (and its subsidiaries) will not dispose of any Subject Issuer Shares, provided, however, that the Purchase Agreement (a) does not prohibit the Canadian Seller (or its subsidiaries) from distributing Subject Issuer Shares to its shareholders as a dividend at any time after December 25, 1999, and (b) does not prohibit the Canadian Seller (or its subsidiaries) from selling the Subject Issuer Shares at any time pursuant to the procedures described below in connection with the right of first refusal granted to the Reporting Person; (ii) in the event that the Canadian Seller (or any of its subsidiaries) receives and desires to accept an offer from a third party to purchase for consideration any of the Subject Issuer Shares, the Canadian Seller (or its subsidiary, as applicable) is required to deliver to the Reporting Person written notice of the intended disposition and the basic terms and conditions of the proposed disposition, including the identity of the offering third party. The Reporting Person will have the right to purchase the Subject Issuer Shares covered by the offer on the same terms and conditions as set forth in the notice. If the Reporting Person does not elect to purchase the Subject Issuer Shares, the Canadian Seller (or its subsidiary) will be permitted to sell such Subject Issuer Shares to the offering third party upon the terms and conditions set forth in the notice. After December 31, 1999, the Canadian Seller will be permitted to dispose of the Subject Issuer Shares without providing the Reporting Person with any right of first refusal; and (iii) in the event that the shareholders of the Issuer are asked to vote with respect to an Issuer Business Combination (as defined below) at any time prior to December 31, 2001, the Canadian Seller is required to (and is required to cause its subsidiaries to) (a) notify the Reporting Person that such a vote is being conducted, and (b) vote all of the Subject Issuer Shares then owned by such parties in accordance with the Reporting Person's written instructions. The rights described in this clause (iii) above are hereinafter referred to as the "Limited Voting Rights". Subject Issuer Shares disposed of prior to December 31, 2001 pursuant to the Purchase Agreement will cease to be subject to the Limited Voting Rights upon such disposition. Under the Purchase Agreement, an Issuer Business Combination means (a) any merger, consolidation, share exchange, business combination or similar transaction involving the Issuer (other than a transaction in which the shareholders of the Issuer, after such transaction, will continue to own at least 50.1% of the shares of the successor corporation and the members of the Board of Directors immediately preceding the transaction will continue to represent at least a majority of the members of the Board of Directors of the successor corporation), (b) any sale, lease or transfer of substantially all of the assets of the Issuer, (c) any tender or exchange offer made generally to the shareholders of the Issuer and (d) any other transaction which, if consummated, would be required by the SEC to be reported in response to Item 1 of the Current Report on Form 8-K.

         The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. In addition to the rights granted to the Reporting Person under the Purchase Agreement, the Purchase Agreement provides that at the Closing, the Canadian Seller (and its subsidiary) will execute a voting trust agreement, an irrevocable proxy and a back-up option. Pursuant to the voting trust agreement (the "Voting Trust Agreement"), the Reporting Person will be the Voting Trustee for all of the Subject Issuer Shares, which will be deposited with the Reporting Person upon the Closing. The certificates representing the Subject Issuer Shares will be canceled and new certificates will be issued to and held by the Reporting Person in the name of the Reporting Person. All options, rights of purchase and other powers and privileges of the Subject Issuer Shares (other than voting rights) will attach to Voting Trust Certificates issued to the Canadian Seller (and such subsidiary). The Reporting Person will not be entitled to retain any dividends or distributions of cash or other property or securities relating to the Subject Issuer Shares (other than dividends or distributions made in Issuer stock which will be held by the Reporting Person under the Voting Trust Agreement). These must be paid to the Canadian Seller (and its subsidiary). Under the Voting Trust Agreement, the Reporting Person will vote the Subject Issuer Shares on all matters in accordance with the written instructions of the Canadian Seller (and its subsidiary) or abstain if no instructions are given, except that in the event that the shareholders of the Issuer are asked to vote with respect to an Issuer Business Combination, the Reporting Person will be entitled to vote the Subject Issuer Shares with respect to such vote in the manner and to the extent that it determines in its sole discretion, regardless of any instructions that may be given by the Canadian Seller (or its subsidiary).

         Under certain circumstances, including any instance in which the Canadian Seller may transfer the Subject Issuer Shares pursuant to the Purchase Agreement, the Canadian Seller (and its subsidiary) may transfer the Voting Trust Certificates with the consent of the Reporting Person, in which case the Subject Issuer Shares will no longer be governed by the Voting Trust Agreement. The trust created under the Voting Trust Agreement will terminate on the earliest of December 31, 2001, the date on which the consummation of an Issuer Business Combination occurs, the termination of the Voting Trust Agreement by the Reporting Person or when the Reporting Person ceases to hold any Subject Issuer Shares. The foregoing description of the Voting Trust Agreement is qualified in its entirety by reference to the form of Voting Trust Agreement, a copy of which is attached hereto as Exhibit 9.1 and incorporated by reference herein.

         The Purchase Agreement also requires the Canadian Seller (and its subsidiary) to grant to the Reporting Person an irrevocable proxy (the "Irrevocable Proxy"), to be delivered at the Closing, appointing the Reporting Person as proxy, with full power of substitution, to vote in connection with an Issuer Business Combination all of the Subject Issuer Shares owned by the Canadian Seller (and its subsidiary) as of the applicable record date, as and to the extent the Reporting Person shall determine in its sole discretion. The Irrevocable Proxy will cease to apply with respect to any Subject Issuer Shares transferred in accordance with the Purchase Agreement. The foregoing description of the Irrevocable Proxy is qualified in its entirety by reference to the form of Irrevocable Proxy, a copy of which is attached hereto as Exhibit 9.2 and incorporated by reference herein.

         The Purchase Agreement also requires the Canadian Seller (and its subsidiary) to grant the Reporting Person an irrevocable option to purchase the Subject Issuer Shares in accordance with the terms and conditions set forth in a back-up option agreement (the "Back-Up Option Agreement") to be delivered at the Closing. Under the Back-Up Option Agreement, the Canadian Seller (and its subsidiary) will grant to the Reporting Person the irrevocable option to purchase all of the Subject Issuer Shares at the time the Reporting Person gives notice of exercise of the option, provided, however, that such option may only be exercised in certain limited circumstances. The option expires on December 31, 2001 and prior to its expiration will cease to apply to any Subject Issuer Shares that are disposed of by the Canadian Seller (or its subsidiary) in accordance with the terms of the Purchase Agreement. In order for the Reporting Person to exercise the Back-Up Option, (i) a vote of the shareholders of the Issuer with respect to an Issuer Business Combination must be scheduled and (ii) any one of the following events must occur: (a) the filing or commencement by any party other than the Reporting Person of an action, suit or proceeding, to interpret, construe, overturn, invalidate, block, suspend or otherwise impede the enforceability of, or the exercise of, the Reporting Person's Limited Voting Rights or voting rights under the Voting Trust Agreement and Irrevocable Proxy; or (b) the revocation or attempted revocation of the Irrevocable Proxy or Voting Trust Agreement; or (c) the breach of, default of or other failure to comply with or the failure to perform any material term or condition by any party other than the Reporting Person of the Irrevocable Proxy, the Voting Trust Agreement or the applicable section of the Purchase Agreement. The purchase price to be delivered in connection with the exercise of the option would equal the number of Subject Issuer Shares specified for purchase in an exercise notice, multiplied by 110% of the average closing price for one share of the Issuer's Common Stock for the last ten trading days ending three trading days immediately prior to the time specified in the option exercise notice given by the Reporting Person for the closing of the purchase of the Subject Issuer Shares covered by the option. The Reporting Person will be required to make additional payments to the Canadian Seller if the Reporting Person subsequently purchases additional shares of the Issuer's Common Stock at a higher price or disposes of the Subject Issuer Shares acquired upon the exercise of the option within a specified period after such acquisition. It is anticipated that, should the option become exercisable and should the Reporting Person determine to exercise the option, the Reporting Person would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known. The foregoing description of the Back-Up Option Agreement is qualified in its entirety by reference to the form of Back-Up Option Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

         On November 9, 1998, the Issuer issued a press release (the "Press Release") which stated that: "[I]ts Board of Directors has retained Donaldson, Lufkin & Jenrette Securities Corporation to advise it in connection with considering various strategic alternatives to enhance shareholder value. No specific timetable has been established by the Board for completing its review of such strategic alternatives." The Issuer is a significant customer of the Reporting Person. The

Reporting Person sought the Limited Voting Rights and the other voting rights described herein to provide it with certain input in the event that the Issuer became involved in an Issuer Business Combination that could affect the Reporting Person's ongoing business relationship with the Issuer. Furthermore, in light of the Press Release, the Reporting Person believed that the voting rights described herein could provide the Reporting Person with an advantage in the event that the Issuer were to conclude, after analyzing its strategic alternatives, that it should pursue an Issuer Business Combination with the Reporting Person.

         On January 11, 1999, the Reporting Person, the Issuer and Peacock Merger Corporation, a newly formed wholly-owned subsidiary of the Reporting
Person ("Subcorp"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, at the closing Subcorp will be merged with and into the Issuer, each outstanding share of the Issuer's Common Stock will be converted into 0.275 of a share of the Reporting Person's Class A Common Stock, and the Issuer will become a wholly-owned subsidiary of the Reporting Person. Consummation of the closing is subject to numerous conditions, including regulatory approval and the approval of the shareholders of both the Reporting Person and the Issuer. The proposed merger will be accounted for as a purchase transaction. The Reporting Person intends to vote the Subject Issuer Shares in favor of such merger at the special meeting of stockholders to be held to vote upon such merger. The Merger Agreement is filed as Exhibit 2.2 hereto and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such Exhibit.

         Except as set forth herein, the Reporting Person does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of the Issuer's Common Stock or the disposition of the Issuer's Common Stock, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of any material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's Certificate of Incorporation or By-Laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those enumerated above.

         Except as set forth herein, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the Purchase Agreement, the Voting Trust Agreement, the Irrevocable Proxy, the Back-Up Option Agreement and the Merger Agreement, none of the persons named in Item 2 has any arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1 - Stock  Purchase Agreement, dated as of November 8, 1998, by and among Stadtlander Drug Co., Inc., Counsel Corporation, Stadt Holdings Inc. and Bergen Brunswig Corporation.*

Exhibit 2.2 - Agreement and Plan of Merger, dated as of January 11, 1999, by and among Bergen Brunswig Corporation, Peacock Merger Corporation and PharMerica, Inc.

Exhibit 9.1 - Form of Voting Trust Agreement by and among Counsel
              Corporation, Counsel Healthcare Assets, Inc. and
              Bergen Brunswig Corporation.*

Exhibit 9.2 - Form of Irrevocable Proxy.*

Exhibit 10.1 -Form of Back-Up Option  Agreement by and among Counsel
              Corporation, Counsel Healthcare Assets, Inc. and Bergen Brunswig Corporation*

_____________
* previously filed

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BERGEN BRUNSWIG CORPORATION

Dated:  January 13, 1998                By:   /s/ Milan A. Sawdei
        ----------------                    ------------------------------------
                                             Milan A. Sawdei
                                             Executive Vice President,
                                             Chief Legal Officer and Secretary



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX

Exhibit No.                          Description                        Page

Exhibit 2.1 - Stock  Purchase  Agreement,  dated as of November 8, 1998,  by and among Stadtlander Drug Co., Inc., Counsel Corporation, Stadt Holdings Inc. and Bergen Brunswig Corporation.*

Exhibit 2.2 - Agreement  and  Plan of Merger,  dated as of January 11,  1999, by and among Bergen Brunswig Corporation, Peacock Merger Corporation and PharMerica, Inc.

Exhibit 9.1 - Form of Voting  Trust Agreement by and among  Counsel Corporation,
              Counsel Healthcare Assets, Inc. and Bergen Brunswig Corporation.*

Exhibit 9.2 - Form of Irrevocable Proxy.*

Exhibit 10.1 -Form of Back-Up Option Agreement by and among Counsel Corporation,
              Counsel Healthcare Assets, Inc. and Bergen Brunswig Corporation*

________________
* previously filed